Building wealth through developing and operating major copper & gold mines

TASEKO ANNOUNCES SECOND QUARTER 2011 RESULTS

This release should be read with the unaudited financial statements and management’s discussion and analysis available at www.tasekomines.com and filed on www.sedar.com. Our financial results are prepared in accordance with IFRS and expressed in Canadian dollars, unless otherwise noted. Sales and production volumes for the Company’s 75%-owned Gibraltar mine are presented on a 100% basis unless otherwise indicated.

August 11, 2011, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) announces adjusted net earnings1 of $7.3 million, or $0.04 per share, compared to $0.8 million reported in the second quarter of 2010.

Highlights

  Operating profit1 was $11.8 million in the second quarter compared to $12.8 million in the second quarter of 2010.

  The Company’s share of Gibraltar’s copper production and sales volumes for the second quarter 2011 was 15.0 million lbs and 10.7 million lbs, respectively.

  Taseko’s 75% share of inventory at quarter end was 9.0 million lbs of copper metal.

  Adjusted net earnings1 for the second quarter were $7.3 million, an increase over adjusted net earnings of $0.8 million for the prior-year period.

  Total cash costs of production were US$2.32/lb. Higher costs resulted from maintenance and consumable costs, a strengthened Canadian dollar, combined with reduced metal production in the quarter.

  The Company purchased put options for approximately 90% of its 75% share of Gibraltar’s 2012 copper production, ensuring a minimum selling price of US$3.50/lb.

  Engineering, procurement and construction for Gibraltar Development Plan 3 (“GDP3”) is well underway and the project is on track for scheduled completion in December 2012.

  New Prosperity is expected to enter into the Federal environmental review process shortly.

  Advancement of the Aley Niobium project continues, with a completed feasibility study expected in 2012.

Russell Hallbauer, President and CEO of Taseko, remarked “Even with the volatility in the financial markets, Taseko remains positioned for growth. Not only are our near term projects fully financed, our hedging strategy ensures minimum price levels for the next 16 months.”

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1 Adjusted net earnings, operating profit and cash margins are non-GAAP financial performance measures. See pages 19-22 of the MD&A.

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

Mr. Hallbauer continued, “Our management team has been working diligently on numerous projects during the past three months; these projects will deliver significant value to our shareholders. GDP3 is well advanced, with all major mine and milling equipment secured, delivery dates set, and construction activity has commenced.

Initiatives at Aley will progress the project into an inferred resource shortly, with a feasibility study expected to be underway by the end of the year.

And finally, we have been working closely with the Federal and Provincial Governments and anticipate the New Prosperity Project to enter the Federal environmental review process shortly.”

Summary Financial Results

	Three months ended		Six months ended
		June 30,		June 30,
(Cdn$ in thousands, except per share amounts)	2011	2010	2011	2010
Revenues	$48,349	$56,453	$107,150	$131,961
Operating Profit	$11,756	$12,802	$30,360	$37,311
Net (loss) earnings	$(1,113)	$44,783	$4,640	$123,079
Unrealized (gain)/loss on derivative instruments	10,292	(8,910)	10,778	(16,401)
Gain on sale of marketable securities	(6,443)	(765)	(6,443)	(1,114)
Changes in fair value of financial instruments	1,153	-	1,682	-
Foreign currency translation losses	600	(3,713)	4,626	(2,516)
Loss on extinguishment of debt	-	-	-	2,136
Loss (gain) on contribution to joint venture, net of tax effect	2,796	-	2,796	(65,268)
Non-recurring tax adjustments	-	(30,600)	-	(30,600)
Adjusted net earnings	$7,285	$795	$18,079	$9,316
Adjusted EPS	$0.04	$0.00	$0.09	$0.05

Gibraltar Mine

The Gibraltar mine’s second quarter 2011 copper production was 20.0 million lbs, similar to the 20.1 million lbs produced in the second quarter 2010. The Gibraltar mine’s first half 2011 copper production was 39.2 million lbs.

Molybdenum production during second quarter 2011 was 303.0 thousand lbs, up 39% compared to the prior-year quarter, largely due to a 47% increase in molybdenum recovery. Molybdenum production during the first half of 2011 was 619.5 thousand lbs, up 50% compared to the prior-year period. The recovery increase was a result of operational and technical improvements to the molybdenum separation circuit.

In second quarter 2011, total cash costs/ lbs of copper produced were US$2.32. This compares to US$2.10/ lb level for the corresponding quarter in 2010. Higher costs resulted from maintenance and consumable costs, a strengthened Canadian dollar, combined with reduced metal production in the quarter. Offsite costs for treatment and refining and transportation decreased to US$0.32/ lb of copper produced in second quarter 2011.

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

Gibraltar Operating Results

	Three months ended		Six months ended
OPERATING STATISTICS (100% BASIS)		June 30,		June 30,
	2011	2010	2011	2010
Tons mined (millions)	14.5	11.1	28.5	22.6
Tons milled (millions)	3.7	3.6	6.8	7.2
Stripping ratio	2.9	2.2	2.7	2.2
Copper
Grade (%)	0.299	0.306	0.317	0.331
Recovery (%)	87.9	88.7	88.8	89.2
Production (million lbs)	19.3	19.6	38.4	42.7
Sales (million lbs)	14.3	21.1	30.9	41.5
Molybdenum
Grade (%)	0.011	0.011	0.012	0.012
Recovery (%)	37.6	25.5	37.2	23.5
Production (thousand lbs)	303.0	218.0	619.5	412.0
Sales (thousand lbs)	311.8	193.0	620.3	403.0
Copper cathode
Production (million lbs)	0.7	0.5	0.8	0.5
Sales (million lbs)	0.0	0.0	0.4	0.1
Per unit data [1,4]
Operating cash costs [2] (US$ per pound)	$2.29	$1.82	$2.18	$1.59
By-product credits [3] (US$ per pound)	($0.29)	($0.17)	($0.32)	($0.19)
Offsite costs for treatment & refining and transport [3] (US$ per pound)	$0.32	$0.44	$0.34	$0.38
Total cash costs of production (US$ per pound)	$2.32	$2.10	$2.21	$1.78
Total cash costs of production (Cdn$ per pound)	$2.24	$2.16	$2.16	$1.84

[1]

Operating cash costs, total cash costs of production and total cash costs of sales are non-GAAP financial performance measures with no standard definition under IFRS. See pages 19-22 of the Company’s MD&A.

[2]

Operating cash costs are comprised of direct mining costs which include personnel costs, mine site general & administrative costs, non-capitalized stripping costs, maintenance & repair costs, operating supplies and external services. Non-cash costs, such as share-based compensation and depreciation, have been excluded.

[3]

By-product credits are calculated based on actual sales of molybdenum and silver for the period, divided by the total lbs of copper produced during the period. Offsite costs for treatment & refining and transport are the expenses associated with actual sales during the period, divided by the total lbs of copper produced during the period.

[4]	Per unit data may not sum due to rounding.

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

Gibraltar Development Plan 3

During the second quarter of 2011 the Company awarded the Engineering Procurement and Construction Management (“EPCM”) contract to Ausenco – Minerals and Metals. The EPCM portion of GDP3 covers the $237 million cost of the concentrator construction.

All major long lead time components including the grinding mills have been secured and are scheduled for arrival and installation within the project timeline. Current project commitments represent approximately 30% of the infrastructure portion budget of the project.

All major mining equipment has been secured and delivery dates are scheduled in 2012 and 2013.

Construction activity has also commenced including site preparation and contractor mobilization. Commissioning of the project is scheduled to commence in December 2012.

New Prosperity (100%)

The New Prosperity project description was submitted to the Federal Government in February 2011 and has additional construction costs and life of mine operating expenditures of approximately $300 million over that of the original proposal. The Federal Government subsequently requested additional information, which was supplied as a revised project description on June 6, 2011.

With the revised project description in hand, we expect that the Canadian Environmental Assessment Agency (CEAA) will confirm its adequacy. The Federal Government then has up to 90 days to: coordinate with the Province of British Columbia, prepare a detailed background document, including project scope, and launch the Environmental Assessment review. The Company expects the Environmental Assessment review to commence by October 2011.

Aley (100%)

The Company recently committed $18 million toward the advancement of the Aley project to a completed feasibility study in 2012. Key initiatives included in this process are:

  Resource definition drilling program
  Baseline environmental studies
  Geotechnical drilling

Currently 60 people are working at site on these programs. Drilling results are anticipated in the fourth quarter of this year.

Taseko will host a conference call on Friday, August 12, 2011 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada or (970) 315-0461 internationally. A live and archived audio webcast will also be available at www.tasekomines.com.

The conference call will be archived for later playback until August 19, 2011 and can be accessed by dialing (800) 642-1687 in Canada and the United States, or (706) 645-9291 internationally and using the passcode 81435415.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact: Investor Relations - 778-373-4533, toll free 1-877-441-4533

Russell Hallbauer
President and CEO

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com